March 10, 2016

Via Edgar

Ms. Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance
U.S. Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, DC 20549

Re:	Meridian Bioscience, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2015
Filed November 30, 2015
File No. 000-14902

Ladies and Gentlemen:

On behalf of Meridian Bioscience, Inc. ("Meridian" or the "Company"), this letter responds to your letter, dated February 29, 2016 (the "Comment Letter"), regarding the above-referenced Annual Report on Form 10-K (the "Annual Report"), filed on November 30, 2015. Each comment of the Staff of the Division of Corporation Finance (the "Staff") is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary or italicized type, as the case may be, beneath the corresponding comment of the Staff appearing in bold type.

Intellectual Property, Patents and Licenses, page 12

1.
We refer to the table which indicates that the illumigene product family accounted for 21% of your FY2015 revenues. We note that your disclosures in this table and the one in your Form 10-K for FY2013 indicate that the percentage of your revenues from this product family increased in each of the last three fiscal years and that the applicable percentage was 14% in FY2012. Accordingly, please confirm that in future filings, as applicable, you will expand your disclosure concerning the illumigene patents to address the identity of the licensor, the royalty obligations, and the termination provisions. Additionally, please file the license agreement as an exhibit or provide an analysis explaining why it should not be filed pursuant to Regulation S-K, Item 601(b)(10).

Response:

We confirm that in future filings, as applicable, we will expand our disclosure concerning the illumigene patents to address the identity of the licensor and the termination provisions. On page 41 we disclose that we have entered into "various license agreements that require payment of royalties based on a specified percentage of sales of related products (1% to 14%)" and that we expect payments under all of our license agreements to approximate $4,000,000 in fiscal 2016. We believe that this disclosure adequately addresses the royalty obligations under our licenses, and we confirm that we will repeat this disclosure in future filings, as applicable.

We respectfully advise the staff that we do not consider the license agreement to be a material agreement that is required to be filed as an exhibit in accordance with Regulation S-K Item 601(b)(10). This item provides that a registrant must file "every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement…" We enter into license agreements in the ordinary course of our business and we report the royalty payments under our license agreements in our financial statements within Cost of Sales. On page 23, we disclose that "we have licensed, and expect to continue to license, various complementary technologies and methods from academic institutions and public and private companies." As noted above, we also disclose on page 41 that we have entered into "various license agreements that require payment of royalties based on a specified percentage of sales of related products (1% to 14%)." We do not consider our royalty payment obligations under the license agreement to be material.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to address any further Staff comments or questions related to the above matters. If the Staff wishes to discuss this letter at any time, please contact me at 513.272.5422.

Sincerely,

MERIDIAN BIOSCIENCE, INC.

By:      /s/ Melissa A. Lueke
Melissa A. Lueke
EVP and Chief Financial Officer
Principal Accounting Officer

cc:  F. Mark Reuter, Keating Muething & Klekamp PLL